
Mail Stop 3720

October 3, 2016

Andrew Warren
Senior Executive Vice President and
Chief Financial Officer
Discovery Communications, Inc.
One Discovery Place
Silver Spring, MD 20910

> **Re: Discovery Communications, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 18, 2016**
> **File No. 001-34177**

Dear Mr. Warren:

We have reviewed your August 31, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2015

Note 21. Reportable Segments, page 112

1. We note your response to comment 1. Please tell us if Mr. Zaslav, in his capacity as the CODM or the segment manager, reviews any measure of profitability of the three groups within the U.S. Networks operating segment or at the U.S. brand network level and if so, tell us the measure of profitability. Also, please explain to us your consideration of whether the three U.S. Networks group presidents are segment managers.

You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Staff Attorney, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications